EXHIBIT 3.5

CERTIFICATE OF AMENDMENT

OF

THIRD RESTATED CERTIFICATE OF INCORPORATION

OF

MARINUS PHARMACEUTICALS, INC.

Marinus Pharmaceuticals, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”),

DOES HEREBY CERTIFY THAT:

FIRST:  The Board of Directors (the “Board”) of Marinus Pharmaceuticals, Inc. (the “Corporation”), at a meeting of the Board duly called and held on June 3, 2014, duly adopted the following resolution setting forth a proposed amendment to the Third Restated Certificate of Incorporation of the Corporation, as amended, declaring such amendment to be advisable and calling for consideration thereof by the stockholders of the Corporation.  The Third Restated Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware on November 2, 2012 and was amended pursuant to that certain Certificate of Amendment to Third Restated Certificate of Incorporation of the Corporation originally filed with the Secretary of State of the State of Delaware on May 14, 2013.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Third Restated Certificate of Incorporation of Marinus Pharmaceuticals, Inc., as amended, shall be amended as set forth on Exhibit A hereto.

SECOND:  Thereafter, pursuant to a resolution adopted by the Board, the Corporation submitted the proposed amendment to the stockholders for approval in accordance with the DGCL, and the holders of a majority of the outstanding shares of all classes of capital stock of the Corporation, voting together as a single class, and the holders of at least 70% of the outstanding shares of the Corporation’s Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, voting as a separate class, voted in favor of the amendment.

THIRD:  The amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.  With respect to such adoption, written consent has been given by the stockholders of the Corporation in accordance with the provisions of Section 228 of the DGCL and written notice has been given as provided in such Section 228.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed this 16th day of July, 2014.

MARINUS PHARMACEUTICALS, INC.

By:	/s/ Christopher M. Cashman
Name: Christopher M. Cashman
Title: Chief Executive Officer

EXHIBIT A

The Third Restated Certificate of Incorporation of the Corporation, as amended, (the “Certificate”) is hereby amended as follows:

1.                                      Article 4(A) of the Certificate is hereby amended and restated in its entirety so as to provide as follows:

A.                                    Authorized Stock.

“1.                                Classes of Stock.  The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.”  The total number of shares which the Corporation is authorized to issue is One Hundred Fifty-Two Million Nine Hundred Fifty-Three Thousand Six Hundred Eighty-Four (152,953,684) shares each having a par value of one tenth of one cent ($0.001) per share, One Hundred Million (100,000,000) shares shall be Common Stock and Fifty Two Million Nine Hundred Fifty Three Thousand Six Hundred Eighty Four (52,953,684) shares shall be Preferred Stock.  Eighteen Million Seven Hundred Seventy-Seven Thousand Eight Hundred Sixty (18,777,860) shares of the Preferred Stock are designated Series A Preferred Stock (the “Series A Preferred Stock”), Fifteen Million Two Hundred Seventy Five Thousand Eight Hundred Twenty Four (15,275,824) shares of the Preferred Stock are designated Series B Preferred Stock (the “Series B Preferred Stock”) and Eighteen Million (18,900,000) shares of the Preferred Stock are designated Series C Preferred Stock (the “Series C Preferred Stock”).  The Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock are collectively referred to herein as the “Preferred Stock.”

2.                                      Reverse Stock Split.  Effective upon the time that the Certificate of Amendment to the Third Restated Certificate of Incorporation of the Corporation that is being filed by the Corporation with the Secretary of State of the State of Delaware becomes effective pursuant to the Delaware General Corporation Law (the “Effective Time”), every share of the Corporation’s Common Stock that was authorized and outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall be and is hereby automatically reclassified and combined (without any further act by any stockholder or any other person) into 0.1538 fully-paid and nonassessable shares of Common Stock (the “Reverse Stock Split”), without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation.  The Corporation shall not issue any fractional shares of Common Stock in the Reverse Stock Split.  All shares of reclassified Common Stock that are held by a stockholder as a result of the Reverse Stock Split shall be aggregated.  If, after taking into account such aggregation of shares of Common Stock held by a stockholder, the Reverse Stock Split would result in the issuance of any fractional share, such fractional share shall instead be rounded up to the nearest whole share.  The par value of each share of Common Stock shall not be adjusted in connection with the Reverse Stock Split.  At the Effective Time, the certificates representing the shares of Old Common Stock shall be deemed

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cancelled and shall not be recognized as outstanding on the books of the Corporation.  All of the outstanding share amounts, amounts per share and per share numbers for the Common Stock set forth in the Third Restated Certificate of Incorporation shall be appropriately adjusted to give effect to the Reverse Stock Split, as applicable.  In addition, the adjustment provisions of Article 4(B)(5)(f) shall be applicable to the Preferred Stock as a result of the Reverse Stock Split.”

2.                                      Article 4(B)(5)(d) of the Certificate is hereby amended and restated in its entirety so as to provide as follows:

“d.                                Automatic Conversion.  Each share of each series of the Preferred Stock shall automatically be converted into shares of Common Stock at the then effective Conversion Price for such series upon the earlier to occur of: (i) the date specified by written consent or agreement of holders of at least 70% of the shares of Preferred Stock then outstanding, voting together as a single class on an as-converted to Common Stock basis, or (ii) immediately prior to the closing of a firm commitment underwritten public offering pursuant to a registration statement filed with the Securities and Exchange Commission, and declared effective under the Securities Act of 1933, as amended (the “Securities Act”), covering the offer and sale of Common Stock for the account of the Corporation to the public resulting in gross offering proceeds to the Corporation of at least $20,000,000 (a “Qualifying Offering”).”

3.                                      Article 10 of the Certificate is hereby amended and restated in its entirety so as to provide as follows:

“The Corporation elects to be governed by Section 203 of the Delaware General Corporation Law.”

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